Exhibit 99.23

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended August 31, 2010

Notice to Reader

The accompanying unaudited interim consolidated financial statements as at August 31, 2010 and for the three month periods ended August 31, 2010 and 2009 have been prepared by and are the responsibility of the Company’s management. These interim consolidated financial statements have not been reviewed by the Company’s auditors.

RIO ALTO MINING LIMITED
CONSOLIDATED BALANCE SHEETS

	August 31,	May 31,
	2010	2010
	(unaudited)	(audited)
Assets
Current
Cash	$4,848,870	$5,677,030
Receivables (Note 8)	110,738	88,124
Subscriptions receivable	-	608,060
Promissory note receivable (Note 7)	121,603	121,603
Prepaid expenses	90,788	164,442
	5,171,999	6,659,259
Deferred financing costs (Note 5)	47,706	24,965
Equipment (Note 6)	304,168	271,302
Mineral properties and evaluation costs (Note 7)	28,520,153	20,795,584

Total Assets	$34,044,026	$27,751,110

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$454,191	$524,668
Due to related parties (Note 8)	55,021	75,392
	509,212	600,060
Future income taxes	2,642,326	2,642,326
	3,151,538	3,242,386
Shareholders' equity
Capital stock (Note 10)	49,814,906	42,524,047
Contributed surplus (Note 10)	2,664,846	2,631,040
Deficit	(21,587,264)	(20,646,363)
	30,892,488	24,508,724

Total Liabilities and Shareholders’ Equity	$34,044,026	$27,751,110

Nature of business and continuance of operations (Note 2)
Commitments (Note 14)
Subsequent events (Note 16)

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
For the three months ended August 31,

	2010	2009

General and administrative expenses
Administration fees	$53,882	$26,678
Accounting and audit	2,160	12,100
Amortization	12,414	8,999
Consulting	10,165	(506)
Directors’ fees	39,441	10,879
Exploration expenses	423	14,407
Insurance	-	10,795
Investor relations and promotion	70,004	28,783
Foreign exchange (gain) loss	(361)	62,800
Management fees	464,244	163,743
Office and miscellaneous	79,341	8,309
Legal fees	51,542	1,875
Regulatory and transfer agent fees	44,290	10,859
Rent and utilities	27,663	16,997
Stock-based compensation (Note 10)	33,806	349,364
Travel	52,324	18,660

Loss before other items	(941,338)	(744,742)

Other items
Interest income	437	4,225

Net loss and comprehensive loss for the period	(940,901)	(740,517)

Deficit, beginning of the year	(20,646,363)	(7,231,286)

Deficit, end of the period	$(21,587,264)	$(7,971,803)

Basic and diluted loss per common share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	118,543,075	66,382,578

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended August 31,

	2010	2009

OPERATING ACTIVITIES
Loss for the period	$(940,901)	$(740,517)
Items not affecting cash:
Amortization	12,414	8,999
Stock-based compensation	33,806	349,364
Changes in non-cash working capital items
Decrease in receivables	585,446	75,562
Decrease (increase) in prepaid expenses	73,654	(141,642)
(Increase) in deferred financing costs	(22,741)	-
Increase in value added tax receivable	-	(56,535)
Decrease in accounts payable and accrued liabilities	(70,477)	(387,703)
Decrease in due to related parties	(20,371)	(178,118)

Net cash used in operating activities	(349,170)	(1,070,590)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	7,833,500	-
Share issue costs	(542,641)	(66,100)

Net cash provided by financing activities	7,290,859	(66,100)

INVESTING ACTIVITIES
Purchase of equipment	(45,280)	(55,813)
Cash acquired in RAML asset acquisition	-	1,547,433
Mineral property expenditures	(7,724,569)	(1,555,623)

Net cash used in investing activities	(7,769,849)	(64,003)

Decrease in cash during the period	(828,160)	(1,200,693)
Cash, beginning of the year	5,677,030	5,702,661

Cash, end of the period	$4,848,870	$4,501,968

Supplemental cash flow disclosure (Note 15)
Income taxes paid	$-	$-
Interest paid	$-	$-

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
Consolidated Statements of Shareholders’ Equity
As at August 31, 2010

	Common Shares		Contributed		Comprehensive
	Shares	Amount	Surplus	Deficit	Income (loss)	Total
Balance, May 31, 2008	40,407,013	$20,008,292	$1,681,822	$(5,780,416)	$-	$15,909,698
Stock-based compensation	-	-	64,084	-	-	64,084
Net loss for the year	-	-	-	(1,450,870)	-	(1,450,870)
Balance, May 31, 2009	40,407,013	20,008,292	1,745,906	(7,231,286)	-	14,522,912
Shares issued on RAML asset acquisition	35,143,411	7,028,682	-	-	-	7,028,682
Fair value of warrants issued on asset acquisition of RAML	-	-	492,987	-	-	492,987
Shares issued for private placements	28,399,566	14,589,281	-	-	-	14,589,281
Share issue costs related to private placements	-	(1,056,091)	-	-	-	(1,056,091)
Shares issued on conversion of warrants	3,582,585	1,758,740	(11,242)	-	-	1,747,498
Shares issued on exercise of options	503,000	195,143	(71,393)	-	-	123,750
Stock-based compensation	-	-	474,782	-	-	474,782
Net loss for the year	-	-	-	(13,415,077)	-	(13,415,077)
Balance, May 31, 2010	108,035,575	42,524,047	2,631,040	(20,646,363)	-	24,508,724
Shares issued for private placements	10,200,000	7,752,000	-	-	-	7,752,000
Share issue costs related to private placements	-	(542,641)	-	-	-	(542,641)
Shares issued on conversion of warrants	157,500	31,500	-	-	-	31,500
Shares issued on exercise of options	150,000	50,000	-	-	-	50,000
Stock-based compensation	-	-	33,806	-	-	33,806
Net loss for the period	-	-	-	(940,901)	-	(940,901)
Balance, August 31, 2010	118,543,075	$49,814,906	$2,664,846	$(21,587,264)	$-	$30,892,488

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

1.	BASIS OF PRESENTATION

Rio Alto Mining Limited, formerly Mexican Silver Mines Ltd., (the "Company"), was primarily engaged in the acquisition and exploration of mineral properties in Mexico. On June 25, 2009, the Company acquired Rio Alto Mining Limited (“RAML”), a company primarily engaged in the development of the La Arena gold oxide/copper - gold porphyry project, in Peru, and changed its name to Rio Alto Mining Limited. These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mexican Silver Mines (Guernsey) Limited (“MSM Guernsey”), located in Guernsey and Rio Alto S.A.C. located in Peru.

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) on a comparative and consistent basis.

2.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

The Company is in the development stage and has not generated any significant revenues.

These consolidated financial statements have been prepared on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. At August 31, 2010, the Company had $4,662,787 of working capital (2009 - $4,230,712) and a deficit of $22,041,720 (2009 - $7,971,803). The Company’s ability to continue as a going concern and the recoverability of the amounts comprising mineral properties are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its development activities and upon future profitable production from or the sale of its mineral property interests. There can be no assurance that the Company will be able to obtain additional financing, in which case the Company may not be able to discharge its obligations. Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the consolidated financial statements. These consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management pursues relationships and alliances with financial, exploration and mining entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company’s operations.

3.	SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses. Actual results could differ from such estimates.

Significant accounts that require estimates as the basis for determining the stated amounts include receivables, value added tax receivable, mineral properties and evaluation costs, stock-based compensation, future income taxes and allocation of purchase price.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Comparative figures

Comparative figures have been reclassified, where applicable, to conform to the current period’s presentation.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a straight-line basis at the following annual rates:

Automobile	20% - 30%
Computer equipment and office equipment	10% - 30%
Drill equipment and other equipment	20%

Loss per share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the financial reporting period.

Diluted earnings (loss) per share is calculated by the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options and warrants. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion would have a dilutive effect on earnings. Under the treasury stock method it is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant financial reporting period. Diluted loss per share is not presented separately from basic loss per share because the conversion of outstanding potentially dilutive instruments would be anti-dilutive.

Deferred financing costs

Deferred financing costs consist of all direct costs incurred to obtain financing and the Company uses the effective interest method of amortization for these costs.

Mineral properties and evaluation costs

Interests in mineral properties and areas of geological interest are recorded at cost. All direct costs relating to the acquisition and development of these interests are deferred on the basis of specific claims or area of interest until the properties they relate to are placed into production, divested, surrendered, abandoned or deemed to be impaired. Deferred mineral property and development costs include cash consideration paid, the assigned value of any share consideration paid and the evaluation costs incurred. The recorded amount of deferred costs may not reflect recoverable value, which is dependent on development programs, the nature of any mineral deposit, commodity prices and the Company’s ability to obtain adequate funding to bring its projects into production.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties and evaluation costs (cont’d…)

Once a property is placed into production deferred costs will be amortized on a units of production basis over the expected life of the property’s proven and probable reserves. Revenues from the sale of any mineral properties will be credited against related deferred costs with any residual amounts recognized as a gain or loss. Deferred costs relating to property interests that are surrendered or abandoned will be written off and recognized in the determination of income.

Mineral property interests are reviewed for impairment at each financial statement preparation date or whenever events or circumstances indicate that the carrying value of such interests may not be recoverable. Impairment charges are recognized in the determination of income. Prospecting and initial exploration costs are expensed as incurred.

Asset retirement obligations

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration and development sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability by an accretion expense in the statement of operations. Changes resulting from revisions to the timing or amount of the original estimate of undiscounted retirement obligation cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation with a corresponding increase or decrease in the carrying value of the related asset. The Company does not have any significant asset retirement obligations.

Impairment of long-lived asset

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations whose accounts are translated into Canadian dollars using the temporal method. Under this method foreign currency denominated monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated, non-monetary items are translated at historical exchange rates. Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the respective transaction dates. Translation gains and losses are reflected in the determination of income for the period in which they arise.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to be applicable at the time those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the determination of income in the period that enactment or substantive enactment of the tax rate change occurs. To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against such asset.

Stock-based compensation

The Company accounts for all stock-based payments using the fair value method. Stock-based compensation costs attributable to stock options are measured at fair value at the grant date and recognized in the determination of income over the vesting period of the underlying option. Fair value is determined by using a Black-Scholes option pricing model.

Financial Instruments – Recognition and Measurement

All financial instruments are classified into one of five categories; held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets and other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its financial instruments as follows:

  Cash is classified as held-for-trading.

  Receivables and promissory note are classified as loans and receivables.

  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

Comprehensive income

Comprehensive income is the change in the Company’s shareholders’ equity that results from transactions and other events arising from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Comprehensive income accounting recommendations require certain gains or losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until it is considered appropriate to recognize such gains or losses in net earnings.

Accumulated other comprehensive income is presented as a separate component within shareholders’ equity. The presentation of accumulated other comprehensive loss in the shareholders’ equity section of the consolidated balance sheet is not required because there has been no separate comprehensive income (loss) for the periods presented.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Changes in and future accounting policies

The Company is or will be subject to the following accounting pronouncements:

a)	Amendment to Financial Instruments – Disclosures – Section 3862

CICA Handbook Section 3862, Financial instruments – disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.

The three levels of the fair value hierarchy are:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Input prices, other than quoted prices, included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	Inputs for assets or liabilities that are not based on observable market data.

The fair value disclosures amendments to Section 3862 apply to annual financial statements relating to fiscal years ending after September 30, 2009. See Note 11 for relevant disclosures.

b)	Business combinations; Consolidated financial statements; and Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582 – Business combinations; Section 1601 – Consolidated financial statements; and Section 1602 – Non-controlling interests. These standards will be effective for fiscal years beginning after January 1, 2011 (the Company’s 2012 fiscal year). Early adoption of these standards is permitted. The Company is in the process of evaluating the potential effects of the requirements of these new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination and essentially provides the Canadian equivalent of International Financial Reporting Standards IFRS 3 – Business Combinations.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

b)	Business combinations; Consolidated financial statements; and Non-controlling interests (cont’d…)

Sections 1601 and 1602 together replace Section 1600 – Consolidated financial statements. Section 1601 establishes the standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary within consolidated financial statements subsequent to a business combination and is substantially equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 – Consolidated and separate financial statements.

c)	International Financial Reporting Standards (“IFRS”)

In 2006, the CICA published a strategic plan that outlines the convergence of GAAP with IFRS over an expected five-year transitional period. In February 2008, the CICA announced that 2011 is the year during which publicly-listed companies are required to adopt IFRS. The transition date of June 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. The first interim reporting period under IFRS will be August 31, 2011, when a reconciliation from GAAP to IFRS must be presented for the comparative period ending August 31, 2010. While the Company is assessing the effects of adopting IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	ACQUISITION

Effective June 25, 2009 Mexican Silver Mines Ltd. (“MSM”) acquired the assets and liabilities of Rio Alto Mining Limited (“RAML”) (the “Transaction”). The Transaction was accounted for as an acquisition of the assets of RAML. The primary asset in RAML is the La Arena agreement as outlined in Note 7. The difference between the carrying amount and tax bases of the assets acquired resulted in a future income tax liability of $2,792,749 and is included as part of the cost of the asset acquisition.

During the year ended May 31, 2009, MSM issued a $200,000, 8 per cent per annum convertible promissory note (the “Note”) in favour of RAML. Immediately prior to the Transaction, the Note was converted into 1,000,000 common shares of RAML. Also prior to completion of Transaction on June 25, 2009, MSM subscribed for an additional 4,000,000 million common shares of RAML for consideration of $800,000. During the year ended May 31, 2009, the Company incurred $48,978 of costs in relation to the Transaction.

Before the Transaction RAML had 40,143,411 common shares issued and outstanding, of which 5,000,000 common shares were held by MSM and 4,329,000 warrants outstanding comprised of 1,500,000 warrants expiring on June 25, 2012 held by IAMGOLD Corporation (“IMG”) convertible into 1,500,000 common shares of RAML at $0.30 per common share, 2,500,000 warrants convertible into 2,500,000 common shares of RAML at $0.20 per common share that expire on June 25, 2012, and 329,000 Finders’ Warrants convertible into 329,000 common shares at $0.20 per common share that would expire on June 25, 2010.

On June 25, 2009, MSM issued 35,143,411 common shares with a value of $7,028,682 to RAML shareholders in order to acquire RAML at which time RAML became a wholly-owned subsidiary of MSM. Of the 35,143,411 common shares issued 8,537,990 common shares were placed in escrow as described in Note 10.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

4.	ACQUISITION (cont’d…)

Additionally, MSM issued 4,329,000 warrants with each warrant having the same terms and conditions as the pre-existing, outstanding RAML warrants. The value of the warrants, calculated using a Black-Scholes pricing model, was $492,987. The assumptions used in the calculation were:

	Finders Warrants	IMG Warrants	Other Warrants	Total
Number of Warrants	329,000	1,500,000	2,500,000	4,329,000
Grant Date	June 25, 2009	June 25, 2009	June 25, 2009
Exercise Price	$0.20	$0.30	$0.20
Expected Life	1 year	3 years	3 years
Volatility	100.00%	100.00%	100.00%
Risk-free rate	0.24%	0.24%	0.24%
Fair Value	$25,245	$160,286	$307,456	$492,987

The purchase price allocation is as follows:

Purchase price:
Issuance of MSM shares	$7,028,682
Fair value of MSM warrants granted	492,987
Conversion of promissory note	200,000
Additional RAML shares subscribed by MSM	800,000
Transaction costs	396,902
$8,918,571

Purchase price allocation:
Cash	$2,322,963
Receivables	214,908
Prepaid expenses	36,094
Value added tax receivable	69,993
Equipment	18,997
Mineral properties	9,541,531
Accounts payable and accrued liabilities	(355,299)
Due to related parties	(137,867)
Future income tax liability	(2,792,749)
$8,918,571

On July 24, 2009 MSM and RAML completed a vertical amalgamation and changed the Company name from Mexican Silver Mines Ltd. to Rio Alto Mining Limited.

5.	DEFERRED FINANCING COSTS

On April 19, 2010 the Company agreed to terms of a US$25 million gold prepayment facility. Closing is subject to the completion and execution of definitive documentation, regulatory approval and certain conditions precedent typical of a transaction of this nature. At closing the Company will pay a cash fee of US$750,000 for assistance in arranging the prepayment agreement. The funds advanced under the facility are to be repaid by delivery of 36,800 ounces of gold over a forty-month period commencing eight months after drawdown. As at August 31, 2010, costs related to this prepayment agreement were recorded as deferred financing costs.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

6.	EQUIPMENT

Equipment consists of:

	August 31, 2010			May 31, 2010
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Value	Cost	Amortization	Value
Automobile	$127,696	$17,485	$110,211	$104,252	$11,265	$92,987
Office equipment	137,385	15,118	122,267	135,341	11,137	124,204
Computer equipment	40,412	9,328	31,084	34,738	7,492	27,246
Equipment	43,069	2,463	40,606	28,951	2,086	26,865
	$348,562	$44,394	$304,168	$303,282	$31,980	$271,302

7.	MINERAL PROPERTIES AND EVALUATION COSTS

The validity of title to mining property interests involves certain uncertainties, risk due to the difficulty of determining the ownership of claims as well as the potential for conflicts to arise due to ambiguous title conveyancing history characteristic of many mining properties. In accordance with industry practice the Company has investigated rights of ownership of all of the mineral licences in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, such investigations may not provide a guarantee of title. Mineral licences may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects.

Mineral property expenditures are summarized as follows:

				Anillo de
	La Arena,	Providencia,	Ral,	Fuego,	Voladora,
	Peru	Mexico	Mexico	Mexico	Mexico	Total

Total mineral properties and deferred exploration costs
May 31, 2009	-	3,233,523	2,209,953	2,347,030	231,561	8,022,067
Acquisition during the year	9,541,531	-	-	-	-	9,541,531
Deferred exploration costs during the year:
Assays and laboratory tests	-	11,385	-	-	-	11,385
Office and camp costs	636,236	4,266	4,108	11,552	5,383	661,545
Drilling	-	94,753	-	56,864	-	151,617
Geological consulting	-	52,327	23,109	25,418	23,109	123,963
Consulting and labour	-	3,133	2,611	4,459	2,611	12,814
Materials and supplies	-	2,884	-	(11)	-	2,873
Meals, travel and accommodation	-	2,985	2,985	2,985	2,985	11,940
Staking, permits and licenses	-	146,262	11,105	46,845	9,345	213,557
Telephone and communication	-	3,184	3,184	3,184	3,363	12,915
Engineering and design	3,955,765	-	-	-	-	3,955,765
Construction	500,285	-	-	-	-	500,285
Payroll	311,389	-	-	-	-	311,389
Value added taxes	414,940	-	-	-	-	414,940
Concessions and property payments	1,078,610	-	-	-	-	1,078,610
Development advance	4,356,828	-	-	-	-	4,356,828

	20,795,584	321,179	47,102	151,296	46,796	21,361,957
Sale of mineral property
Interests	-	(3,554,702)	(2,257,055)	(2,498,326)	(278,357)	(8,588,440)
	20,795,584	-	-	-	-	-
Total mineral properties and deferred exploration costs
May 31, 2010	20,795,584	-	-	-	-	20,795,584

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

7.	MINERAL PROPERTIES AND EVALUATION COSTS (cont’d…)

				Anillo de
	La Arena,	Providencia,	Ral,	Fuego,	Voladora,
	Peru	Mexico	Mexico	Mexico	Mexico	Total
Total mineral properties and deferred exploration costs
May 31, 2010	20,795,584	-	-	-	-	20,795,584
Acquisition during the year	-	-	-	-	-	-
Deferred exploration costs during the year:
Office and camp costs	149,393	-	-	-	-	149,393
Payroll	884,038	-	-	-	-	884,038
Engineering and design	615,062	-	-	-	-	615,062
Pre-construction	4,743,264	-	-	-	-	4,743,264
Value added taxes	193,863	-	-	-	-	193,863
Concessions and property payments	1,549,973	-	-	-	-	1,549,973
Development advance	(4,356,828)	-	-	-	-	(4,356,828)
Development advance	3,945,804	-	-	-	-	3,945,804

	7,724,569	-	-	-	-	7,724,569
Total mineral properties and deferred exploration costs
August 31, 2010	$28,520,153	$-	$-	$-	$-	$28,520,153

La Arena Option and Earn-in Right Purchase Agreement

As part of the acquisition of RAML, 8,024,511 common shares with a value of $1,604,902 and 1,500,000 warrants with a value of $160,286 were issued to IMG as consideration for the La Arena agreement. The La Arena agreement provides that the Company may earn-in and purchase 100% of all of the issued and outstanding shares of La Arena S.A. La Arena S.A., a wholly-owned subsidiary of IMG, owns 100% of the La Arena mineral project (“La Arena”) in Peru. The exercise price of the option to acquire 100% of La Arena S.A. is US$47,550,000, subject to adjustments, (the “Exercise Price”) which is to be paid in cash by June 15, 2011.

If the Exercise Price is not paid by June 15, 2011 the Company may extend the option by two nine-month periods provided the Company has incurred the minimum expenditures of US$10,000,000 in La Arena by June 15, 2011. The fee for the initial extension would be US$2,500,000 multiplied by the remaining unpaid balance of the Exercise Price divided by the Exercise Price. The fee for the second extension of nine months would be US$5,000,000 adjusted in the same manner as the fee for the first extension. In addition to the exercise price the Company has the right to convert up to US$30,000,000 of expenditures incurred on La Arena by June 15, 2011 to earn up to a 38.7% interest in La Arena S.A. (the “Earn-in Right”). If the Company has not incurred minimum expenditures of US$10,000,000 by June 15, 2012, IMG has the right, within six months of June 15, 2012, to purchase from the Company all of its purchased equity and earn-in-right equity for US$500,000.

Providencia, Ral, Anillo de Fuego and Voladora, Mexico

On May 31, 2010, the Company sold its former Mexican subsidiary which, at the time, was the holder of a 100% interest in the mineral interests of Providencia, Ral, Anillo de Fuego and Voladora. The purchaser, a former director of the Company, agreed to pay the Company US$115,371 for the Company’s issued and outstanding shares of Materias and a 1 per cent net smelter return royalty up to a maximum of $1 million dollars. The purchaser issued a promissory note to the Company for the sale price of US$115,371 and the note would bear interest at 15% per annum on the principal sum still outstanding after the maturity date of May 31, 2011. The sale of Materias is effectively a sale of mineral property interests and its related net assets and resulted in a loss on sale of $9,178,970.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

7.	MINERAL PROPERTIES AND EVALUATION COSTS (cont’d…)

The net assets sold were:

Cash	$75,154
Value added tax receivable	506,875
Equipment	142,816
Mineral property interests	8,588,440
Accounts payable and accrued liabilities	(12,387)
Due to related parties	(325)

Net assets sold	$9,300,573

8.	RELATED PARTY TRANSACTIONS

During the three months ended August 31, 2010, the Company entered into the following transactions with related parties:

a)

Paid or accrued $63,250 (2009 - $58,000) in management fees, office rent and administrative services to a company controlled by a director of the Company. In addition the Company paid $105,000 in bonuses to the director.

b)	Paid or accrued $7,900 (2009 - $20,290) in directors’ and management fees to a director of the Company.

c)	Paid or accrued $47,358 (2009 - $37,092) in legal fees to a law firm in which the Company’s corporate secretary and director is a partner.

d)	Paid or accrued $37,185 (2009 - $10,879) in directors’ fees and travel allowances to directors of the Company.

e)

Charged rent of $8,038 (2009 - $5,340) to a public company and a private company with directors in common with the Company. The amounts receivable from these companies total $57,084 (2009 - $32,358) and are included in receivables.

f)

Due to related parties total $55,021 (2009 - $71,879) owing to officers and directors (or to persons related to them or companies controlled by them) for services as noted above and for reimbursable expenses.

These transactions were conducted in the normal course of business and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

9.	CAPITAL MANAGEMENT

The Company has no externally imposed capital requirements. The objectives of capital risk management are to safeguard the Company’s ability to continue as a going-concern, to provide adequate returns to shareholders and protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in shareholders’ equity as capital and manages the capital structure by issuing treasury shares, engaging in commodity-backed transactions, the potential sale of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an ongoing basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

10.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

During the three months ended August 31, 2010:

a)	The Company issued 10,200,000 shares for $7,752,000 in a private placement financing as described below;

b)	The Company issued 157,500 shares for $31,500 relating to the conversion of warrants.

c)	The Company issued 150,000 shares for $50,000 relating to the exercise of stock options.

Shares issued and outstanding at August 31, 2010 were 118,543,075.

On June 2, 2010 the Company closed a private placement financing for gross proceeds of $7,752,000 by issuing 10,200,000 common shares at a price of $0.76 per share. The Company paid a cash finder’s fee of $542,641 for assistance in arranging the placement.

Shares held in escrow

Certain former shareholders of RAML agreed, as a condition of the acquisition of RAML by MSM, to place 8,537,990 of which 2,134,497 have been released from escrow. At August 31, 2010, 6,403,493 common shares of the Company remain in escrow. These shares will be released from escrow as follows:

October 25, 2010	2,134,497
February 25, 2011	2,134,497
June 25, 2011	2,134,499
6,403,493

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

10.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

The Company has a shareholder approved stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option is determined by the directors, subject to regulatory approval, if required, and generally equals or exceeds the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

On June 30, 2010 the Company granted 150,000 options to a company to provide financial advisory services. These options have an exercise price of $0.75, will expire on June 30, 2011 and vest as to 25% in three months, 25% in six months, 25% in nine months and 25% in twelve months.

The fair values of the options were determined by a Black-Scholes option pricing model using the following assumptions:

Number of Options	150,000
Exercise Price	$0.75
Expected Life	1 year
Volatility	82.13%
Risk-free rate	0.53%
Fair Value	$29,334

On August 1, 2010 the Company entered into an agreement with an investor relations consultant for a one-year period with a 30-day termination clause after the initial 6 months. Compensation for these services includes a fee of US$4,000 per month, reimbursement for related expenses and an aggregate of 100,000 stock options with an exercise price of $0.80. The fair values of the options were determined by a Black-Scholes options pricing model using the following assumptions:

Number of Options	100,000
Exercise Price	$0.80
Expected Life	1 year
Volatility	84.85%
Risk-free rate	0.68%
Fair Value	$26,473

Stock option transactions are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding, May 31, 2009	2,968,000	$0.32

Granted	3,080,000	0.33
Exercised	(503,000)	0.25
Cancelled	(400,000)	0.45
Repriced	400,000	0.30
Outstanding, May 31, 2010	5,545,000	0.32
Granted	250,000	0.77
Exercised	(150,000)	0.33
Cancelled	(100,000)	0.30

Outstanding, August 31, 2010	5,545,000	$0.34

Options exercisable – May 31, 2010	5,432,500	$0.33

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

10.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

Stock options outstanding at August 31, 2010 are as follows:

Number of	Number of	Number of	Weighted		Remaining
Options	Underlying	Options	Average	Date of Expiry	Contractual
	Shares	Exercisable	Exercise Price		Life (months)
350,000	350,000	350,000	$ 0.30	May 7, 2012	21
1,593,000	1,593,000	1,593,000	$ 0.25	May 7, 2012	21
97,000	97,000	97,000	$ 0.25	May 11, 2012	21
125,000	125,000	125,000	$ 0.45	July 4, 2012	23
50,000	50,000	50,000	$ 1.25	July 4, 2012	23
200,000	200,000	200,000	$ 0.45	August 2, 2012	23
2,400,000	2,400,000	2,400,000	$ 0.30	July 16, 2014	47
300,000	300,000	300,000	$ 0.35	September 18, 2014	49
180,000	180,000	180,000	$ 0.70	March 15, 2015	55
150,000	150,000	37,500	$ 0.75	June 30, 2011	10
100,000	100,000	100,000	$ 0.80	August 1, 2011	11
5,545,000	5,545,000	5,432,500	$ 0.35		36

Stock-based compensation

The fair value of stock options granted during the three months ended August 31, 2010 was $55,807 (August 31, 2009 - $347,608). The Company recognized $33,806 (August 31, 2009 - $349,364) of stock-based compensation expense. The following weighted average assumptions were used for a Black-Scholes valuation of stock options granted during the three months ended:

	August 31, 2010	August 31, 2009
Estimated life	1 year	4.35 year
Risk free interest rate	0.59%	0.24%
Estimated volatility	83.21%	100.00%
Dividend rate	0.00%	0.00%

Warrants

During the three months ended August 31, 2010, the Company issued:

a)	157,500 common shares on the conversion of 157,500 warrants at $0.20 for proceeds of $31,500.

Warrant transactions are summarized as follows:

		Weighted Average
	Number of	Conversion Price
	Warrants	per Warrant
Outstanding, May 31, 2009	11,145,750	$0.96
Granted	4,329,000	0.23
Converted	(3,582,585)	0.49
Expired	(1,288,400)	0.50
Outstanding, May 31, 2010	10,603,765	0.88
Converted	(157,500)	0.20
Expired	(25,515)	0.20
Outstanding, August 31, 2010	10,420,750	$0.88

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

10.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants outstanding at August 31, 2010 were as follows:

Number	Conversion
of Warrants	Price	Expiry Date
6,420,750	$ 1.30	December 31, 2010
1,500,000	$ 0.30	June 25, 2012
2,500,000	$ 0.20	June 25, 2012

10,420,750	$ 0.88

11.	FINANCIAL INSTRUMENTS

Fair values

As at August 31, 2010, the carrying values of receivables, promissory note, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity. Cash is measured at fair value based on Level 1 of the fair value hierarchy.

Liquidity risk

Liquidity risk is managed by the Company by maintaining sufficient cash balances to meet current working capital requirements. The Company is considered to be in the development stage and is dependent on obtaining regular funding in order to continue its development programs.

Despite previous success in acquiring such funding, there is no guarantee that additional funding will be obtained.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal. Management believes that the credit risk concentration with respect to receivables is minimal.

Currency risk

The Company operates in Canada, Guernsey and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities. A 5% movement in the Canadian dollar against the US dollar at August 31, 2010 would have affected net earnings by approximately $151,000. In addition, the Company is exposed to currency risk in relation to the US$47,550,000 cash payment required to exercise the option pursuant to the La Arena agreement outlined in Note 7. A 5% movement in the Canadian dollar against the US dollar would result in changing this payment by approximately CDN$2,500,000.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

11.	FINANCIAL INSTRUMENTS (cont’d…)

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine appropriate actions to be undertaken.

12.	SEGMENTED INFORMATION

The Company operates in one business segment, being the acquisition and development of mineral properties, in Peru.

Segmented disclosure and company-wide information is as follows:

	As at and for the three months ended August 31, 2010
	Canada	Peru	Total
Operating expenses	$(811,953)	$(129,385)	$(941,338)
Other income	437	-	437
Loss	$(811,516)	$(129,385)	$(940,901)

Mineral properties	$-	$28,520,153	$28,520,153
Equipment, net	8,583	295,585	304,168
Other assets	4,795,643	424,062	5,219,705
	$4,804,226	$29,239,800	$34,044,026

		As at and for the three months ended August 31, 2009
	Canada	Mexico	Peru	Total
Operating expenses	$(664,810)	$(38,055)	$(41,877)	$(744,742)
Other income and expenses	4,225	-	-	4,225
Loss	$(660,585)	$(38,055)	$(41,877)	$(740,517)

Mineral properties	$-	$8,148,682	$9,584,814	$17,733,496
Equipment, net	288,010	42,413	72,483	402,906
Other assets	4,550,441	620,456	280,584	5,451,481
	$4,838,451	$8,811,551	$9,937,881	$23,587,883

14.	COMMITMENTS

The Company entered into an operating lease agreement for its corporate and Lima office premises. The annual lease commitments under the lease are as follows:

	Corporate	Lima	Total
2011	$45,779	$72,314	$118,093
2012	7,630	72,314	79,944
	$53,409	$144,628	$198,037

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the three months ended August 31, 2010.

Significant non-cash transactions for the period ended August 31, 2009 were:

a)

Mineral property and deferred exploration costs include amounts of $104,451 in accounts payable and accrued liabilities, $19,628 of equipment amortization and $248,978 resulting from the conversion of a $200,000 promissory note and related deferred costs.

b)	Included in the mineral property acquisition are the net assets acquired from RAML as outlined in Note 4.

16.	SUBSEQUENT EVENTS

a)

On September 21, 2010 the Company granted 2,100,000 options to employees, a consultant, officers and directors. 1,050,000 options have an exercise price of $1.50 and 1,050,000 have an exercise price of $1.80. All the options have a life of 5 years and vest as to 25% in three months, 25% in six months, 25% in nine months and 25% in twelve months.

The fair values of the options were determined by a Black-Scholes option pricing model using the following assumptions:

Number of Options	1,050,000
Exercise Price	$1.50
Expected Life	5 years
Volatility	88.28%
Risk-free rate	0.91%
Fair Value	$944,857

Number of Options	1,050,000
Exercise Price	$1.80
Expected Life	5 years
Volatility	88.28%
Risk-free rate	0.91%
Fair Value	$901,649

b)

The Company issued 1,190,000 common shares for gross proceeds of $327,250 for the exercise of stock options with an average exercise price of $0.27 and 2,758,739 common shares for gross proceeds of $973,861 for the conversion of warrants at $0.20 and $1.30 per warrant.

c)

On October 14, 2010 the Company completed definitive documentation and drew down an initial tranche of US$5 million under the previously announced US$25 million gold prepayment agreement (the “Prepayment Facility”) with Red Kite Explorer Trust (“RKE”). The remaining funds have been placed in escrow and will be released upon completion of certain conditions precedent typical of an agreement including final approval of the agreements with RKE by the TSX Venture Exchange.

The Company will deliver up to 36,800 ounces of gold from July 2011 (if fully drawn) in settlement of its Prepayment Facility as follows: 575 ounces per month until October 2012, increasing to 1,150 ounces per month from November 2012 to October 2014. These ounces represent approximately 6% of expected output from the oxide project. The actual monthly delivery of gold ounces will vary by 5% from the amounts stated above for every $100 dollar move in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2010 and 2009

16.	SUBSEQUENT EVENTS (cont’d…)

c)	(cont’d…)

Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, Rio Alto has granted RKE a charge over substantially all of the Company’s assets.

In addition, RKE has provided Rio Alto with a US$3 million credit facility (the “Credit Facility”) that may be accessed, at the Company’s election, once all of the funds placed in escrow have been utilized. The Credit Facility may be drawn upon once and for no less than the full US$3 million amount. If drawn, the Credit Facility would bear interest at the 3-month LIBOR plus 6 per cent per annum compounded annually. The Credit Facility would mature in October 2014 and may be prepaid at anytime without penalty.

The Company paid a cash arrangement fee of US$750,000 in connection with the Prepayment and Credit Facilities and entered into a gold marking agreement with RKE covering the expected gold production from La Arena gold oxide mine.